UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-32239
CUSIP Number: 20061Q 106

(CHECK ONE):	[ X ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q or	[ ] Form N-SAR

For Period Ended	July 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended

Read Instruction (on back page)
Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Commerce Energy Group, Inc.

Full Name of Registrant

American Energy Group, Inc.

Former Name if Applicable

600 Anton Boulevard, Suite 2000

Address of Principal Executive Office (Street and Number)

Costa Mesa, California 92626

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

See Exhibit A, attached hereto.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Richard Boughrum	714	259-2500

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit B, attached hereto.

Commerce Energy Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 29, 2004	By:	/S/ IAN B. CARTER
Ian B. Carter
Chairman & Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

General Instructions

1.           This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.           One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.           A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.           Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.           Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

Exhibit A

     The Audit Committee of the Board has recently undertaken a review regarding a related party transaction and has engaged independent counsel to assist in conducting the review. As a result, we will not be in a position to file our annual report on Form 10-K for the fiscal year ended July 31, 2004 on the prescribed due date of October 29, 2004. We expect to be in a position to file our Form 10-K when the Audit Committee completes its review and the independent auditors are in a position to sign their report relating to the audited financial statements to be included in the Form 10-K.

Exhibit B

Explanation of Anticipated Change In Results of Operations

     Our financial results for the fiscal year ended July 31, 2004 declined in comparison to the financial results for the fiscal year ended July 31, 2003. We currently expect to report net losses for fiscal 2004 in excess of $21.0 million compared to net income of $5.4 million in fiscal 2003.

     Market conditions for our business deteriorated in the fiscal fourth quarter due to the rise in energy prices, in particular natural gas which influences the price of the electricity we purchase for our customers. In the fiscal fourth quarter, we also took further charges related to our Summit Energy investments and incurred additional expenses due to the corporate reorganization.